UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               LASERSIGHT INC.
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                                (Name of Issuer)

                 Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    517924304
         --------------------------------------------------------------
                                 (CUSIP Number)

                                   Zhaokai Tang
                                6848 Stapoint Court
                               Winter Park, FL 32792
                              (407) 678-9900 Ext. 125
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 June 30, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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   CUSIP No.  517924304              SCHEDULE 13D                Page 2 of 9
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1    NAMES OF REPORTING PERSONS.

     Xianding Weng

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X] (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
                                          PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)
     [ ]
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     CITIZENSHIP OR PLACE OF ORGANIZATION
6    People's Republic of China

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                 7    SOLE VOTING POWER
   NUMBER OF          225 shares of Common Stock (1)

    SHARES       ---------------------------------------------------------------
                 8    SHARED VOTING POWER
  BENEFICIALLY         6,506,882 shares of Common Stock (2)


    OWNED BY     ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
     EACH             225 shares of Common Stock (1)


   REPORTING     ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    PERSON             6,506,882 shares of Common Stock (2)


     WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,507,107 shares of Common Stock

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    65.1%

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14     TYPE OF REPORTING PERSON (See Instructions)           IN

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   CUSIP No. 517924304                SCHEDULE 13D                Page 3 of 9
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(1) Xianding Weng was issued 225 shares of Common Stock for unpaid directors fees.
(2)Mr. Weng has a 90% ownership of New Industries Investment
Consultants (H.K.) Ltd ("NIIC"), a Hong Kong corporation, which has beneficially owned 7,229,869 shares of Common Stock. The shares of Common Stock beneficially owned by NIIC Include 360,000 shares of Common Stock converted from the Preferred Stock held by NIIC when the issuer took
Chapter 11 re-organization and the reorganization plan was confirmed and was effective on June 30, 2004, and 6,850,000 shares of Common
Stock acquired by conversion of $1million DIP loans to the issuer when the issuer took Chapter 11 re-organization and the reorganization plan was confirmed and was effective on June 30, 2004, and 19,869 shares were issued in lien of warranty obligation on laser systems purchased in 2003.

Item 1.   Security and Issuer.

      This statement relates to shares of common stock, $0.001 par value per share of Lasersight Inc., a Delaware corporation (the "Company").
The Company's principal executive offices are located at 6848 Stapoint Court, Winter Park, Florida 32792. As of December 22, 2004 the Company was out of Chapter 11 re-organization, there were 9,997,195 shares of Common Stock $0.001 par value per share outstanding.

Item 2.   Identity and Background.

      (a) This statement on Schedule 13D is being filed by Xianding Weng.

      (b) The employment address of Xianding Weng is: 17/F, JianYi Building, 3 Zhenxing Rd, Shenzhen, People's Republic of China, 518031.

      (c) Xianding Weng is employed as the Chairman and CEO of New Industries Investment Co.Ltd., a corporation organized uder the laws of People's Republic of China with its principal place of business located at 17/F, JianYi Building, 3 Zhenxing Rd, Shenzhen, People's Republic of China, 518031. Xianding Weng also is the director, President and CEO of NIIC. Xianding Weng has 90% ownership of NIIC. NIIC is a corporation organized under the laws of Hong Kong, with its principal place of business located at 1606 Office Tower, Convention Plaza, 1 Harbour Rd, Wanchai, Hong Kong, China.

      (d) Xianding Weng never has,during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Xianding Weng never has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state Securities laws or finding any violation with respect to such laws.

      (f) Weng, Xianding, is a citizen of People's Republic of China.

Item 3.   Source and Amount of Funds or Other Consideration.

      Xianding Weng was issued 225 shares of Common Stock for unpaid directors fees.
      NIIC purchased all the Shares with cash from personal funds. NIIC paid $3million US dollars in total for its current holding of all shares of the Common Stock in this report. NIIC paid $2,000,000 for the Preferred Stock of the Company before the Company's Chapter 11 reorganization, and the previous Preferred Stock was cancelled and converted into 360,000 shares of the Common Stock of the reorganized Company in the Company's Chapter 11 reorganization plan being in effect on June 30, 2004. NIIC capitalized one million US dollars of its $2,000,000 Debtor-in-Possession loan in exchange for 6,850,000 shares of the Common Stock of the reorganized Company. 19,869 Common Shares were issued to NIIC in lien of warranty obligations on laser systems purchased in 2003.


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   CUSIP No.  517924304                SCHEDULE 13D                Page 4 of 9
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Item 4.   Purpose of Transaction.

      The shares of Common Stock were purchased for investment purposes. Depending on future evaluations of the Common Stock, the business of the Company and other factors, including but not limited to general and economic factors, and subject to applicable legal and contractual restrictions, Xianding Weng and/or NIIC may retain or, from time to time, increase its holdings or dispose of all or a portion of its holdings, exercise or not exercise its option to convert its convertible notes before the mature date of the notes. Neither Xianding Weng nor NIIC has any present plans or proposals which relate to or would result in: (a) the acquisition by them of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's principal business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above; except in each case as provided in Items 6 and 7 below.



Item 5.   Interest in Securities of the Issuer.

      (a) As of the date hereof, Xianding Weng owns directly 225 shares of the Common Stock of the Company, and indirectly 6,506,882 shares of the Common
Stock of the Company by his 90% ownership of NIIC, which totally represents 65.1% of the outstanding Common Stock. NIIC may be the beneficial owner of another 2,500,000 shares of Common Stock if NIIC exercises its option to convert the $1,000,000 US dollar convertible notes into shares of Common Stock before the notes to be matured on the date of June 30, 2007, which brings Xianding Weng another indirect ownership of approximately 17.8% of Common Stock outstanding.

      (b) The number of shares of Common Stock is beneficially owned by Xianding Weng with respect to which there is (i) sole voting power is 225,
(ii) shared voting power is 6,506,882, (iii) sole dispositive power is 225, and (iv) shared dispositive power is 6,506,882.
      (c) Xianding Weng did not make any transactions in the Common Stock in the past 60 days. To the best knowledge of Xianding Weng, neither NIIC, nor NIIC's executive officers or directors has made any transactions in the Common Stock in the past 60 days.
      (d) Xianding Weng beneficially owns and has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such 225 shares of Common Stock of the Company only.
         The indirectly owned shares of the Common Stock by Xianding Weng, NIIC beneficially owns and has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company. Except as provided herein, no person other than NIIC is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.
      (e) Not applicable.


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   CUSIP No.  517924304                 SCHEDULE 13D                Page 5 of 9
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Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          to Securities of the Issuer.

      There has no Contract, Arrangment, Understanding, or Relationship been entered between Xianding Weng and any person or party with respect to any securities of the Company.

      NIIC had provided the Debtor-in-Possession (DIP) loans of two million US dollars to the Company when the Company was in Chapter 11 reorganization from December 2003 to June 30, 2004. When the reorganization plan of the Company was confirmed by the United States Bankruptcy Court Middle District of Florida Orlando Division, and was in effective on June 30, 2004, one million US dollars of NIIC's DIP loan were capitalized in exchange of 6,850,000 shares of Common Stock of the Company. In the confirmed and being-in-effect reorganization plan, the remaining one million dollars of the two million DIP loan is stated as to be payable interest only at 9% per annum fixed for three years and to be convertible to an additional 2,500,000 shares of the Common Stock of the Company at NIIC's option. The Retated Promissory Note based on the reorganization plan was agreed and signed between NIIC and the Company, which is attached hereto as Exhibit 1.

Item 7.   Materials to be Filed as Exhibits.

      Exibit 1 - Restated Promissory Note.


Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            March 3 , 2005



By:  /S/  Zhaokai Tang
     ---------------------------
     Zhaokai Tang
     Vice President of NIIC



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   CUSIP No. 517924304              SCHEDULE 13D                Page 6 of 9
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Exibit 1

THIS CONVERTIBLE NOTE AND ANY SECURITIES ISSUED UPON CONVERSION UNDER THIS CONVERTIBLE NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE ACT"), OR THE SECURITIES LAWS OF ANY STATE. NEITHER THIS CONVERTIBLE NOTE, SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE TRANSFERRED OR ASSIGNED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAW OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH STATE SECURITIES LAWS EVIDENCED BY AN OPINION OF LEGAL COUNSEL SATISFACTORY TO THE COMPANY AND THE COMPANY'S LEGAL COUNSEL.

RESTATED PROMISSORY NOTE
$1,000,000
Orlando, Florida
August 30, 2004

        This Restated Promissory Note is entered into effective as of June 30, 2004.

	FOR VALUE RECEIVED, and pursuant to the Final Order Confirming Debtor's Plan Of Reorganization dated May 4, 2004 entered by the United States Bankruptcy Court, Middle District of Florida, Orlando Division, LASERSIGHT TECHNOLOGIES, INC, a Delaware corporation, and LASERSIGHT INCORPORATED, a Delaware corporation, (together, jointly and severally, hereinafter called "Maker") promise to pay to the order of NEW INDUSTRIES INVESTMENT CONSULTANTS
(HK) LTD. (together with any subsequent holder of this Note, hereinafter called "Holder"), at its office at 1606 Office Tower, Convention Plaza,
1 Harbour Road, Wanchai, Hong Kong, or at such other place as Holder may from time to time designate, the principal sum of ONE MILLION AND 00/100 DOLLARS ($1,000,000.00), with interest thereon from the date hereof at an interest rate of nine percent (9%) per annum. The foregoing interest and principal will be payable as follows:

     On the first day of each month, accrued interest shall be paid in full.
     On June 30, 2007 ("Maturity Date"), the entire principal balance of this note, together with all accrued interest and all other charges, fees, costs and expenses, shall be paid in full.

	In addition, on the execution date of the Note, Maker shall pay Holder the additional sum of $25,000.00 as an origination fee.


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   CUSIP No. 517924304              SCHEDULE 13D                Page 7 of 9
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	This Note may not be prepaid, in part or in full, except with the prior written consent of Holder. At Holder's option, which may be exercised at any time prior to the Maturity Date, the principal balance of this Note shall be prepaid by Maker as follows:

     Maker shall, within five (5) business days following receipt of Holder's written notice that such option has been exercised, at Maker's sole expense, deliver to Holder (i) TWO MILLION FIVE HUNDRED THOUSAND (2,500,000) shares of the common stock of LaserSight Incorporated (the "Issuer"), and (ii) customary indemnities, warranties, registration rights agreements, endorsements and other agreements, in a mutually agreed form, as are necessary to ensure that the shares transferred to Holder are duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, encumbrances and other claims, duly and properly registered under all applicable federal and state securities laws, and freely transferable by Holder without further registration or any other action.

     Upon Holder's exercise of such option, Maker's delivery to Holder of such shares and other documents, and Maker's payment of all reasonable costs and expenses incurred in connection therewith, Maker shall have no further obligation to pay the principal amount of this Note, and Maker's sole obligation to Holder hereunder shall be the payment of unpaid interest accrued hereunder which was due on the date such shares were delivered by Maker to Holder. Upon delivery of such shares, Holder shall immediately deliver to Maker this Note duly marked "cancelled".

          This Note restates part of the indebtedness evidenced by the Promissory Note in the original principal amount of $2,000,000 dated
December 1, 2003 from Maker to Holder ("Prior Note"), and this Note constitutes a part of the "Obligations", as defined in that certain Security Agreement dated December 1, 2003 between Maker and Holder ("Security Agreement"). This Note should not be construed in any way to (i) constitute a novation with respect to the indebtedness evidenced hereby and by the Prior Note or with respect to the liens described in the Security Agreement, or
(ii) limit or impair the rights of Holder with respect to such indebtedness and such liens. Maker acknowledges and agrees that the Security Agreement remains in full force and effect and secures repayment of this Note to the same extent and with the same priority as the Prior Note.

          Interest hereunder, if not paid when due, may at Holder's option, without notice to Maker, be added to the principal balance and bear interest at the interest rate applicable to principal.

          If the entire principal balance is not paid in full by the maturity date, Maker will pay interest thereafter at the rate of twelve (12%) per annum from the maturity date of the Loan.


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   CUSIP No. 517924304              SCHEDULE 13D                Page 8 of 9
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          All payments hereunder will first be credited to interest and lawful charges then accrued and the remainder to principal.

          All interest on this Note will be computed on the basis of the actual number of days elapsed in a 360-day year.

          Maker, endorser, surety, guarantor, or other parties to this Note (all of whom are hereinafter called "Obligor") jointly and severally agree as follows: Obligor will be in default under this Note upon: (a) nonpayment of any interest or principal or any other monetary obligation under this Note within five (5) days after the due date; (b) failure of any Obligor to perform any non-monetary agreement under this Note or under any other part of this loan transaction within thirty (30) days after receipt of written notice of such failure (or in the event that such default cannot reasonably be cured within the 30-day period, the failure of such Obligor to commence curing such default within the 30-day period); (c) the taking of possession of any substantial part of the property of any Obligor at the instance of any governmental authority; or
(d) falsity in any material respect of, or any material omission in, any representation or statement made to Holder by or on behalf of any Obligor in connection with this Note.

           Holder will have all of the rights and remedies of a creditor and, to the extent applicable, of a secured party under all applicable law.
Without limiting the generality of the foregoing, upon the occurrence of any default under this Note, Holder may at its option and without notice or demand, except as provided below, declare the entire unpaid principal and accrued interest accelerated and due and payable at once, together with any and all other liabilities of any Obligor or any of such liabilities selected by Holder. Notwithstanding the foregoing, prior to exercising its rights for a default, Holder shall provide written notice to Maker and at least three
(3) days to cure such default.

          In no event will Holder be entitled to unearned or unaccrued interest or other charges or rebates, except as may be authorized by law; nor will any such party be entitled or receive at any time any such charges not allowed or permitted by law, or any interest in excess of the highest lawful rate. Any payments of interest in excess of the highest lawful rate will be credited by Holder on interest accrued or principal or both; except that Maker will have an option to demand refund as to any such interest or charges in excess of the highest lawful rate. Maker acknowledges, stipulates and agrees that the proceeds of this Note are used by Maker solely towards the business operations of the Obligor with the intent to enhance the value of the Issuer.

          No delay or omission on the part of Holder in exercising any right hereunder will operate as a waiver of such right or of any other rights under this Note. Presentment, demand, protest, notice of dishonor, and all other notices are hereby waived by each and every Obligor. Obligor, jointly and severally, promises and agrees to pay all costs of collection and reasonable attorney's fees, including reasonable attorney's fees of any suit, out of court, in trial, on appeal, in bankruptcy proceedings or otherwise, incurred or paid by Holder in enforcing this Note or preserving any right or interest of Holder hereunder. Any notice to Maker will be sufficiently served for all purposes if placed in the mail, postage prepaid, addressed to, or left upon the premises at the address shown below or any other address shown on Holder's records.


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   CUSIP No. 517924304              SCHEDULE 13D                Page 9 of 9
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          Each Obligor hereby expressly consents to any and all extensions, modifications, and renewals, in whole or in part, including but not limited to changes in payment schedules and interest rates, and all delays in time of payment or other performance which Holder may grant or permit at any time and from time to time without limitation and without any notice to or further consent of any Obligor. Each Obligor will also be bound by each of the foregoing terms, without the requirement that Holder first go against any security interest otherwise held by Holder.

          This Note has been negotiated and prepared in, and shall be governed by the laws of, the State of Florida.

          The Holder is acquiring this Restated Promissory Note, and the securities issued upon conversion hereunder, solely for its own account and not as a nominee for any other party, for investment purposes only, and not with a view to the sale or distribution thereof within the meaning of Section 2(11) of the Act. The Holder has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof in a manner contrary to the Securities Act or the securities laws of any other applicable jurisdictions. The Holder is an "Accredited Investor" as that term is defined in Rule 501(a) promulgated under the Act.

WAIVER OF JURY TRIAL. OBLIGOR AND HOLDER (BY ITS ACCEPTANCE OF THIS NOTE) HEREBY AGREE AS FOLLOWS: (A) EACH OF THEM KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR OTHER LITIGATION (AN "ACTION") BASED UPON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS NOTE OR ANY RELATED DOCUMENTS, INSTRUMENTS, OR AGREEMENTS (WHETHER ORAL OR WRITTEN AND WHETHER EXPRESS OR IMPLIED AS A RESULT OF A COURSE OF DEALING, A COURSE OF CONDUCT, A STATEMENT, OR OTHER ACTION OF EITHER PARTY); (B) NEITHER OF THEM MAY SEEK A TRIAL BY JURY IN ANY SUCH ACTION; (C) NEITHER OF THEM WILL SEEK TO CONSOLIDATE ANY SUCH ACTION (IN WHICH A JURY TRIAL HAS BEEN WAIVED) WITH ANY OTHER ACTION
IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED; AND (D) NEITHER OF
THEM HAS IN ANY WAY AGREED WITH OR REPRESENTED TO THE OTHER OF THEM THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

LASERSIGHT TECHNOLOGIES, INC.,
a Delaware corporation
By: /s/
Name: Danghui Liu
Title: CEO
6848 Stapoint Ct.
Winter Park, FL 32792

LASERSIGHT INCORPORATED,
a Delaware corporation
By: /s/
Name: Danghui Liu
Title: CEO
6848 Stapoint Ct.
Winter Park, FL 32792